# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canadian Solar Inc., CIK 0001375877
CUSIP: 136635109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 4273 KING STREET EAST, SUITE 102, KITCHENER, Ontario Canada (A6), N2P 2E9
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000919859

## Reporting persons
- MACKENZIE FINANCIAL CORP: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 4,616,690; shared voting power 0; sole dispositive power 4,616,690; shared dispositive power 0; aggregate amount beneficially owned 4,616,690 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Canadian Solar Inc.
Address of issuer's principal executive offices: 4273 KING STREET EAST, SUITE 102, KITCHENER, ONTARIO, CANADA, N2P 2E9

## Item 2. Person Filing
Name of person filing: Mackenzie Financial Corporation
Address of principal business office or, if none, residence: 180 Queen Street West
Citizenship: Toronto, Ontario Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,616,690
Percent of class: 6.89%
Sole power to vote or to direct the vote: 4,616,690
Shared power to vote or to direct the vote: NIL
Sole power to dispose or to direct the disposition: 4,616,690
Shared power to dispose or to direct the disposition: NIL

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MACKENZIE FINANCIAL CORP: Gillian Seidler, Vice-President & Chief Compliance Officer (05/15/2026)